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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                  The Smith & Wollensky Restaurant Group, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   831758 10 7
                                 (CUSIP Number)


                                  May 22, 2001
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (6-00)

CUSIP NO. 831758 10 7              13G                    Page 2 of 6 Pages


-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alan N. Stillman
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]
                                                           (b) [ ]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                 1,223,118
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                    107,500

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  1,223,118

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                     107,500

 ----- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,330,618

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.3%
-------- ---------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN

-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 831758 10 7              13G                    Page 3 of 6 Pages


Item 1 (a).       Name of Issuer:   The Smith & Wollensky Restaurant Group, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:
                  1114 First Avenue, New York, New York 10021

Item 2 (a).       Name of Person Filing: Alan N. Stillman

Item 2 (b).       Address of Principal Business Office or, if none, Residence:
                  c/o The Smith & Wollensky Restaurant Group, Inc.
                  1114 First Avenue,
                  New York, New York 10021

Item 2 (c).       Citizenship:      New York

Item 2 (d).       Title of Class of Securities:
                  Common Stock, $0.01 par value per share


Item 2 (e).       CUSIP Number:     831758 10 7


Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                        -- Not Applicable -

         (a)      [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act;

         (b)      [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)      [ ]   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

         (d)      [ ]   Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)      [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

         (f)      [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

         (g)      [ ]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

         (h)      [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

         (i)      [ ]   A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




CUSIP NO. 831758 10 7            13G                    Page 4 of 6 Pages


Item 4.           Ownership

         (a)      Amount Beneficially Owned:1,330,618 shares (1)

         (b).     Percent of Class: 14.3%

         (c)      Number of Shares as to which Such Person has:

                  (i)      sole power to vote or to direct the vote                       1,223,118 shares
                  (ii)     shared power to vote or to direct the vote                        107,500 shares
                  (iii)    sole power to dispose or to direct the disposition of          1,223,118 shares
                  (iv)     shared power to dispose or to direct the disposition of           107,500 shares
         ----------------


(1) Amount beneficially owned includes 107,500 shares of the Issuer held by Stillman's First, Inc., 348,191 shares of the Issuer held by La Cite, Inc., 395,070 shares of the Issuer held by White & Witkowsky, Inc., and 385,400 shares of the Issuer held by Thursday's Supper Pub, Inc., each of which may be deemed an affiliate of the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares held by these entities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, except to the extent of his pecuniary interest therein. Amount beneficially owned also includes currently exercisable options as to 27,666 shares of the Issuer.


Item 5.           Ownership of Five Percent or Less of a Class
                    - Not Applicable -

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  - Not Applicable -

CUSIP NO. 831758 10 7              13G                    Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company

                  - Not Applicable -


Item 8.           Identification and Classification of Members of the Group

                  - Not Applicable -


Item 9.           Notice of Dissolution of Group

                  - Not Applicable -


Item 10. Certification

                  - Not Applicable -

CUSIP NO. 831758 10 7             13G                    Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
 .

Dated:  February 14, 2002.

                                /s/Alan N. Stillman
                                Name: Alan N. Stillman





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)